

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 20, 2009

Via U.S. Mail and Fax
Mr. Roderick Macutay
President, Treasurer, and Director
E-Dispatch Inc.
800 Bellevue Way, Suite 400,
Bellevue, WA   98004

> **RE: E-DISPATCH INC.**
> **Form 10-K for the year ended March 31, 2009**
> **Filed July 13, 2009**
> **Form 10-Q for the quarter ended June 30, 2009**
> **Filed August 7, 2009**
> **File No. 333-151212**

Dear Mr. Macutay:

We have reviewed your supplemental response letter dated October 29, 2009 as well as your amended Form 10-K filed on October 29, 2009 and have the following comments. As noted in our comment letter dated October 9, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ending March 31, 2009
Item 9A Controls and Procedures, page 31

1. We note your amended Form 10-K, filed on October 29, 2009. In addition to disclosures regarding management's conclusions regarding internal controls over financial reporting, Item 307 of Regulation S-K requires you to separately conclude on your <u>disclosure controls and procedures</u> as of the period covered by the report, based on your evaluation of these controls and procedures. Please revise accordingly.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director